                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                           (Amendment No.   6    )*

                           THE LIBERTY CORPORATION
                 -------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
                 -------------------------------------------
                        (Title of Class of Securities)

                                 530370 10 5
                          -------------------------
                                (CUSIP Number)


         Check the following box if a fee is being paid with this statement
         / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 4 Pages

CUSIP NO.   530370 10 5                    13G                                          Page 2 of 5 Pages
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       FRANCES M. MCCREERY


    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                      (a) /  /
                                                                                      (b) /X /

    3      SEC USE ONLY




    4      CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITED STATES OF AMERICA


                      5     SOLE VOTING POWER

                                    1,076,543
     NUMBER OF
      SHARES
   BENEFICIALLY       6     SHARED VOTING POWER
     OWNED BY
       EACH                             7,200
     REPORTING
      PERSON          7     SOLE DISPOSITIVE POWER
       WITH
                                    1,076,543


                      8     SHARED DISPOSITIVE POWER

                                        7,200


    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,083,743

    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                        5.5%


    12     TYPE OF REPORTING PERSON*

                                        IN

                                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                Page 2 of 4 pages

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549

                                 SCHEDULE 13G
                   Under The Securities Exchange Act of 1934


Item 1(a).     Name of Issuer:

                     The Liberty Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices:

                     2000 Wade Hampton Boulevard
                     Greenville, South Carolina  29615

Item 2(a).     Name of Person Filing:

                     Frances M. McCreery

Item 2(b).     Address of Principal Business Office or, If None, Residence:

                     3190 Roundwood Road, Daisy Hill
                     Chagrin Falls, Ohio  44022

Item 2(c).     Citizenship:

                     United States of America

Item 2(d).     Title of class of securities:

                     Common Stock

Item 2(e).     CUSIP Number:

                     530370-10-5

Item 3.        Not Applicable

Item 4.        Ownership:

       (a)  Amount Beneficially Owned:                  1,083,743 shares

       (b)  Percent of Class:                                 5.5%

       (c)  Number of shares as to which
            such person has:

          (i) Sole Power to vote or direct the vote     1,076,543

         (ii) Shared power to vote or direct the vote       7,200

        (iii) Sole power to dispose or direct the
              disposition of                            1,076,543

         (iv) Shared power to dispose or direct
              the disposition of                            7,200


       Mrs. McCreery disclaims beneficial ownership of all the shares shown above except the 1,076,543 shares as to which she has sole voting and dispositive power.

                                                               Page 3 of 4 Pages

Item 5.        Ownership of Five Percent or Less of a Class:
                    Not applicable.

Item 6.        Ownership or More than Five Percent on Behalf of Another Person:
               The shares shown in Item 4(ii) and (iv) above are held by persons or entities having the right to receive dividends and sale proceeds as follows:

               (a) 6,400 shares (or .03%) are held by Mrs. McCreery and her daughter, Gail Cooke, as trustees of a trust for the benefit of the son of Mrs. McCreery's daughter (Gail Cooke).

               (b) 800 shares (or .01%) are held by Mrs. McCreery's husband.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:

                    Not applicable.

Item 8.        Identification and Classification of Members of the Group:

                    Not applicable.

Item 9.        Notice of Dissolution of the Group:

                    Not applicable.

Item 10.       Certification:

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





February 6, 1995                            /s/  Frances M. McCreery
                                            ---------------------------------
                                            Frances M. McCreery





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